March 23, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shiloh Industries, Inc. Registration Statement on Form S-3 (File No. 333-216571) Acceleration Request:
Requested Date: March 24, 2017 Requested Time: 12:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Shiloh Industries, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-3 (File No. 333-216571) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please confirm the effectiveness of the Registration Statement with Matthew VanWasshnova of Honigman Miller Schwartz and Cohn LLP by telephone at (313) 465-7556.

Kind regards,

/s/ Kenton M. Bednarz
Kenton M. Bednarz Vice President, Legal and Governmental Affairs, and Secretary Shiloh Industries, Inc.

cc:	Donald J. Kunz, Honigman Miller Schwartz and Cohn LLP Matthew R. VanWasshnova, Honigman Miller Schwartz and Cohn LLP

47632 Halyard Drive, Plymouth, MI 41870